CapitaLand

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

2008 JAN 14 A 8:44

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-4507

2 January 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

08000143

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

**CAPITALAND LIMITED**
**AMERICAN DEPOSITORY RECEIPTS PROGRAM**
**(EXEMPTION NUMBER: 82-4507)**

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 4 December 2007 till 30 December 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

Ng Chooi Peng
Senior Secretariat Manager

Encs

dlw 1/14

S:\Sec\ADR\Ltr to ADR.doc

CapitaLand

82-4507

**List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited**

| Name of Report or Announcement or News Release | Date Made Public, Filed or Distributed | Source of Requirement |
|---|---|---|
| Announcements by CapitaRetail China Trust Management Limited – "Results and Presentation Slides of Extraordinary General Meeting held on 4 December 2007" | 4 Dec 2007 | For Public Relations Purposes |
| Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (I) CapitaLand Russia Pte. Ltd. (II) CapitaLand Kazakhstan Pte. Ltd. (III) Treasure Home International Limited" | 4 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited - "Statement on Prospects in Vietnam" | 4 Dec 2007 | SGX-ST Listing Manual |
| Announcement and news release by The Ascott Group Limited – "Acquisition of associated company" | 10 Dec 2007 | For Public Relations Purposes |
| Announcement by CapitaLand Limited – "Increase in registered capital of indirect wholly-owned subsidiary, Chengdu Raffles Industry Co., Ltd." | 11 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaMall Trust Management Limited - "Issuance of S$150,000,000 3.02 per cent. fixed rate notes due 2008 pursuant to the S$1,000,000,000 multicurrency medium term note programme" | 12 Dec 2007 | For Public Relations Purposes |
| Announcement by CapitaLand Limited – "Increase in registered capital of indirect wholly-owned subsidiary, CapitaLand (China) Investment Co., Ltd." | 13 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaRetail China Trust Management Limited - "Transfer of indirect wholly-owned subsidiary company, CapitaRetail Real Estate (Zhengzhou) Co., Ltd" | 14 Dec 2007 | For Public Relations Purposes |
| Announcement by CapitaLand Limited – "Interest on S$1,000,000,000 2.95 per cent. Convertible Bonds due 2022" | 14 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of wholly-owned subsidiary, CapitaLand GCC Holdings Pte. Ltd." | 14 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited – "Acquisition of 90% stake in Beijing Rising Harmony Real Estate Development Co., Ltd." | 14 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, Shanghai CapitaLand Xin Chuang Real Estate Development Co., Ltd." | 18 Dec 2007 | SGX-ST Listing Manual |
| Announcement by Ascott Residence Trust Management Limited – "Completion of the acquisition of 18 rental housing properties in Tokyo, Japan" | 18 Dec 2007 | For Public Relations Purposes |
| Announcement by CapitaLand Limited – " Establishment of indirect wholly-owned subsidiaries" | 19 Dec 2007 | SGX-ST Listing Manual |

| Name of Report or Announcement or News Release | Date Made Public, Filed or Distributed | Source of Requirement |
|---|---|---|
| Announcement by CapitaLand Limited – "Central Hill Limited, company in members' voluntary liquidation" | 19 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited - "Transfer of wholly-owned subsidiary, Mutual Streams Sdn. Bhd. and Subscription to Subordinated Class C Medium Term Notes" | 21 Dec 2007 | SGX-ST Listing Manual |
| News release by CapitaLand Limited - "Strata Titles Board's approval obtained for the en-bloc purchase of Gillman Heights Condomium" | 21 Dec 2007 | For Public Relations Purposes |
| Announcement by CapitaLand Limited – "Sale of Xiamen Huiteng Properties Co., Ltd." | 21 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Gain 888 Investments Pte. Ltd." | 24 Dec 2007 | SGX-ST Listing Manual |
| Announcement by Australand – "Letter to security holders - Annual Report legislation change" | 24 Dec 2007 | For Public Relations Purposes |
| Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, CapitaLand Residential Management Consultancy Pte. Ltd." | 26 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of Augite Pte Ltd." | 27 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited – "Company in members' voluntary liquidation - (I) Huteng Investment (Shanghai) Pte Ltd (II) Prasiolite Pte Ltd (III) Thomson Plaza (Private) Limited (IV) Hua Rui Investments Limited" | 27 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Kaimao (Beijing) Investments & Consulting Co., Ltd" | 27 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaLand Limited ("CL") - "Establishment of indirect subsidiary, Beijing Xin Xu Real Estate Development Co., Ltd." | 28 Dec 2007 | SGX-ST Listing Manual |
| Announcement by CapitaMall Trust Management Limited – "Presentation Slide - Debt Capital Information as at 30 December 2007 (including 40% share in RCS Trust and 100% share in CRS)" | 30 Dec 2007 | For Public Relations Purposes |

Print this page

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CAPITALAND LIMITED |
| Company Registration No. | 198900036N |
| Announcement submitted on behalf of | CAPITALAND LIMITED |
| Announcement is submitted with respect to * | CAPITALAND LIMITED |
| Announcement is submitted by * | Ng Chooi Peng |
| Designation * | Assistant Company Secretary |
| Date & Time of Broadcast | 04-Dec-2007 12:59:58 |
| Announcement No. | 00033 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | CapitaRetail China Trust - "Results and Presentation Slides of Extraordinary General Meeting held on 4 December 2007" |
| Description | CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued announcements on the above matter, as attached for information. |
| **Attachments:** | CRCT.ResultsofEGM4Dec07.pdf<br>CRCT.EGMslides4Dec07.pdf<br>Total size = **2858K**<br>(2048K size limit recommended)<br>**Total attachment size has exceeded the recommended value** |

**Close Window**

CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 23 October 2006 (as amended))

## RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 4 DECEMBER 2007

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**", and the manager of CRCT, the "**Manager**"), is pleased to announce that, at the Extraordinary General Meeting of unitholders of CRCT (the "**Unitholders**") held on 4 December 2007 (the "**EGM**"), all of the seven resolutions as set out in the Notice of EGM of CRCT dated 14 November 2007 have been duly passed. The resolutions relate to:

(i) the proposed acquisition of Xizhimen Mall (the "**Proposed Acquisition**") through the acquisition of the entire issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd (as described in the circular dated 14 November 2007 issued by the Manager to Unitholders (the "**Circular**"));

(ii) the proposed issue of new units in CRCT (the "**New Units**") so as to raise gross proceeds of up to approximately S$280.0 million in the manner described in the Circular (the "**Equity Fund Raising**");

(iii) the proposed placement of up to such number of New Units under the private placement tranche of the Equity Fund Raising to CapitaLand Limited and its subsidiaries (the "**CapitaLand Group**") as would be required to maintain the CapitaLand Group's proportionate unitholdings, in percentage terms, at its pre-placement level;

(iv) the proposed placement of up to such number of New Units under the private placement tranche of the Equity Fund Raising to CapitaMall Trust as would be required to maintain its proportionate unitholding, in percentage terms, at its pre-placement level;

(v) the proposed placement of up to such number of New Units under the private placement tranche of the Equity Fund Raising to each of the directors of the Manager and his/her immediate family members, provided that such number of New Units are no more than what would be required for each of them to maintain his/her proportionate unitholding, in percentage terms, at his/her pre-placement level;

**In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.**

(vi) the general mandate to be given to the Manager for the issue of new units ("**Units**") and convertible securities ("**Convertible Securities**") in CRCT in the financial year ending 31 December 2008, provided that the aggregate number of new Units and Convertible Securities does not exceed 50.0% of the number of Units in issue as at 31 December 2007 (taking into account the New Units to be issued under the Equity Fund Raising and the new Units to be issued as payment of the Acquisition Fee (as defined in the Circular) to the Manager), of which the aggregate number of new Units and Convertible Securities to be issued other than on a pro-rata basis to existing Unitholders shall not be more than 20.0% of the number of Units in issue as at 31 December 2007 (taking into account the New Units to be issued under the Equity Fund Raising and the new Units to be issued as payment of the Acquisition Fee to the Manager); and

(vii) the retention of Wangjing Mall in the existing property portfolio of CRCT under the terms of the Wangjing Put Option Agreement dated 8 November 2006 entered into between CapitaLand Retail Limited and HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT, and as described in the Circular.

BY ORDER OF THE BOARD

CapitaRetail China Trust Management Limited
(Company Registration No. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
Singapore
4 December 2007

**Important Notice**

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units or New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and, subject to certain exceptions, may not be offered or sold within the United States, to and/or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (as amended)).

CapitaRetail China Trust

# CAPITARETAIL CHINA TRUST (CRCT)

## *Proposed Acquisition of Xizhimen Mall, Beijing*



***Extraordinary General Meeting***

***4 December 2007***

# Important Notice

- THIS PRESENTATION IS AVAILABLE ONLY TO PERSONS WHO ARE NON-U.S. PERSONS AND PERSONS WITH ADDRESSES OUTSIDE THE U.S., CANADA AND JAPAN
- The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to purchase or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaRetail China Trust ("CRCT", and units in CRCT, "Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.
- The past performance of the Units, CRCT and CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of CRCT and the Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CRCT.
- The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.
- A circular dated 14th November 2007 (the "Unitholders' Circular") setting out the details of, *inter alia*, the proposed acquisition of Xizhimen Mall and the proposed Equity Fund Raising (as defined in the Unitholders' Circular), together with the notice of an extraordinary general meeting of the holders of Units ("Unitholders"), has been despatched to Unitholders. This presentation is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this presentation adopt the meanings in the Unitholders' Circular.
- An offer information statement and a a wrap-around document (together, the "Circular") in relation to the offer of new Units ("New Units") will also be made available if an offer is made subsequent to approval by the Unitholders of the proposed acquisition of Xizhimen Mall and the Equity Fund Raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from Citigroup Global Markets Singapore Pte. Ltd., DBS Bank Ltd and J.P. Morgan (S.E.A.) Limited, the Joint Lead Managers, Bookrunners and Underwriters for the proposed Equity Fund Raising. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.
- This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these risks, uncertainties and assumptions include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses (including employee wages, benefits and training costs), property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified illustrative range of issue prices per Unit and the Manager's assumptions as explained in Appendix B of the Unitholders' Circular. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Unitholders' Circular. The major assumptions are with respect to certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Unitholders' Circular. The forecast financial performance of CRCT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Unitholders' Circular for details of the forecasts and consider the assumptions used and make their own assessment of the future performance of CRCT.
- This presentation has been prepared by the Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation.
- None of the Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

CapitaRetail China Trust

# Summary of Approvals Sought



CapitaRetail China Trust

# Summary of Approvals Sought

1. Proposed acquisition of Xizhimen Mall
2. Proposed issue of New Units under the Equity Fund Raising
3. Proposed placement of New Units to CapitaLand Limited and its subsidiaries
4. Proposed placements of New Units to CapitaMall Trust
5. Proposed placement of New Units to the Directors
6. Proposed General Mandate for issue of New Units and Convertible Securities
7. Proposed retention of Wangjing Mall in the Existing Portfolio

# Resolution 1 – Ordinary Resolution

***Proposed Acquisition of Xizhimen Mall***



CapitaRetail China Trust

# Overview of Xizhimen Mall Acquisition

- Iconic development strategically located on a major commuter hub (MRT/LRT/Bus) in Beijing
  - 7 storeys of multi-tenanted retail space comprising an aggregate GRA of 73,857sqm ("Phase 1")
  - Strong daily commuter traffic of approximately 300,000 persons (weekdays) and 600,000 persons (weekends)
- Attractive NPI yields of approximately 5.7%[(1)] in FY2008, growing to approximately 6.4%[(2)] in FY2009
  - Based on Agreed Property Price of S$336.0 mil
- DPU accretion of 10.3%[(3)] to the Existing Portfolio for FY2008
- Agreement to purchase the planned extension of basement 1 of the mall ("Phase 2") of GRA of approximately 11,539 sqm when completed[(4)] at an attractive fixed price

Notes:
(1) Based on average occupancy rate of 88.7%.
(2) Assuming 100% occupancy rate.
(3) Assuming proposed acquisition financed by S$88.0 mil of borrowings and issuance of up to S$280 mil of new Units at an assumed issue price of S$2.50 per Unit.
(4) Subject to certain conditions being fulfilled.

# Xizhimen Mall, Beijing

**A one-stop shopping, dining and entertainment destination which is part of Xihuan Plaza, an iconic integrated mixed-use development comprising three office towers and a commercial block**





# Xizhimen Mall Property Overview

As at 31 August 2007 (unless otherwise stated)

| | |
|---|---|
| **Year of completion** | 2005, with refurbishments in 2006 and 2007 |
| **GRA** | 73,857 sqm |
| **Number of Leases** | 165[(1)] |
| **Car Park Lots** | 365 lots[(2)] |
| **Land Use Right Expiry** | Yr 2054 (overall integrated use)<br>Yr 2044 (retail use) |
| **Appraised Values (as at 30 September 2007)** | S$338.4mil (RMB1,692.0mil)[(3)] by Colliers<br>S$340.0mil (RMB1,700.0mil)[(3)] by Knight Frank Petty |
| **Prominent Domestic and International Brands** | KFC, Pizza Hut, McDonald's, BreadTalk, Esprit, Sephora, Beijing Hualian Supermarket, Sport 100, Vero Moda, Jack & Jones |
| **Committed Occupancy Rate** | 82.1%[(4)] |
| **NPI Yield** | 5.7% for FY2008 [(5)]<br>6.4% for FY2009 [(6)] |







Notes:
(1) Based on committed leases. There were 190 brands in the mall as at 11 October 2007.
(2) Represents the number of car parks available for use. These are a part of Xihuan Plaza and not part of the proposed acquisition.
(3) The Independent Valuers have adopted an exchange rate of S$1.00 is to RMB5.00.
(4) As at 31 August 2007. Committed occupancy rate has risen to 87.1% as at 11 October 2007.
(5) Based on average occupancy rate of 88.7%.
(6) Based on 100% assumed occupancy.

# Key Benefits to Unitholders

1. Attractive DPU Accretion
2. In Line with the Manager's Investment and Acquisition Growth Strategy
3. Competitive Strengths of Xizhimen Mall
4. Phase 2 Value Creation Opportunity
5. Greater Income and Tenant Mix Diversification
6. Strengthened Foothold in Beijing's Retail Sector

CapitaRetail China Trust

# Attractive DPU Accretion

**Proforma FY2008 Accretion**

| New Unit Issue Price | Existing Portfolio | Enlarged Portfolio[1] |
|---|---|---|
| S$2.30 | | 7.08¢ ***+8.4%*** |
| S$2.40 | | 7.14¢ ***+9.3%*** |
| S$2.50 | 6.53¢ | 7.20¢ ***+10.3%*** |
| S$2.60 | | 7.25¢ ***+11.0%*** |
| S$2.70 | | 7.30¢ ***+11.8%*** |

**Base Case Scenario @ S$2.50 New Unit Issue Price**



+10.3%
6.53¢
7.20¢
Existing Portfolio
Enlarged Portfolio


**Xizhimen Mall's NPI Yield [2]**



Assumed Occupancy Rate
88.7%
100%
5.7%
6.4%
FY2008
FY2009


Notes:
(1) Assumes proposed acquisition partially funded through Equity Fund Raising of up to S$280 mil and borrowings of S$88 mil
(2) Computed based on Agreed Property Price of S$336.0 mil



CapitaRetail China Trust

# In Line with the Manager's Investment and Acquisition Growth Strategy

**47.1% increase in Deposited Property value augments CRCT's vision to grow its Deposited Property value to S$3.0bil by 2009**



Existing Portfolio(1)
Enlarged Portfolio
Target By 2009
S$3.0 bil
S$1,185.4 mil
47.1%
S$805.7 mil


Note:
(1) As at 30 September 2007.

# Competitive Strengths of the Mall –
## Strategic Location with Large Shopper Catchment

**Located at one of only two inter-modal, multi-level public transportation hubs in Beijing**


Beijing Subway Plan 2008
To Changping
To Shunyi
Beijing Capital International Airport
Wangjing Mall
Xizhimen Mall
Anzhen Mall
Jiulong Mall
Huangzhuang
Baishiqiao
Xizhimen
Yonghegong
Dongzhimen
Fuxingmen
Xidan
Jianguomen
Sihuidong
Military Museum
Xuanwumen
Chongwenmen
Guomao
To Liangxiang
Songjiazhuang
Yizhuang Light Rail

- Served by MRT lines, national railway, and major bus routes
- Commuter traffic of ~300,000 on weekdays and ~600,000 on weekends(1)
- Proximity to middle-class residential areas, Beijing Finance Street, Zhongguancun District
- Retail spending of catchment population is ~15% to 20% above Beijing average(1)

Note:
(1) Estimates by Urbis JHD Pty Ltd.



CapitaRetail China Trust

# Competitive Strengths of the Mall –
## Diverse Tenant Base

**Diverse, Stable and Quality Tenant Base**

- Large tenant base of 165 leases[1] from a wide variety of trade sectors

**Favourable Lease Structures With Strong Upside Potential**

- Upside from
  - — annual step-up in base rent;
  - — turnover rent provisions

**Select Tenants**

**Anchor (20 yr lease)**

北京華聯集團
BEIJING HUALIAN GROUP

**Mini Anchors (5-7yr leases)**

McDonald's ESPRIT SEPHORA 一兆韦德健身 WEIDER-TERA FITNESS CLUB
Watsons 屈臣氏 JACK & JONES
VERO MODA BreadTalk KFC sport 100

**Specialty Tenants (1-3 yr leases)**

LensCrafters Clarks yogen früz 2C
Fruits & Passion azona a02 SK 周大福 CHOW TAI FOOK ALDO

Note:
(1) As at 31 August 2007

# Acquisition of Phase 2 Development Provides Further Value Creation Opportunity

**Attractive Fixed Acquisition Price and Direct Pedestrian Connectivity to the adjacent MRT and railway stations provide additional growth**

Phase 2's GRA is approx. 11,539 sqm; a **15.6%** increase over Phase 1



To Beijing North railway station
To Xizhimen MRT station for Line 2 and Line 4
Phase 2
Phase 1


**Floor Plan of Basement 1**

CapitaRetail China Trust

# Greater Income and Tenant Mix Diversification

**Proposed Acquisition reduces FY2008 Income Contribution from....**



Largest Property (1)
66.3%
33.7%
Existing Portfolio
72.5%
27.5%
Enlarged Portfolio
Others
Largest property(3)
Largest Trade Sector (2)
53.6%
46.4%
Existing Portfolio
65.7%
34.3%
Enlarged Portfolio
Others
Departmental Stores
Largest Tenant (2)
60.3%
39.7%
Existing Portfolio
70.7%
29.3%
Enlarged Portfolio
Others
Beijing Hualian Group


(1) By Net Property Income contribution.
(2) By Gross Rental Income contribution.
(3) Represents Wangjing Mall (Existing Portfolio) and Xizhimen Mall (Enlarged Portfolio), respectively.



CapitaRetail China Trust

# Strengthened Foothold in the Beijing Retail Sector


北京城區圖
BEIJING URBAN MAP
Wangjing Mall
Anzhen Mall
2km
XIZHIMEN MALL
Beijing
Finance Street
CBD
Tian'anmen
Square
Jiulong Mall

Note:
(1) Estimates by Urbis JHD Pty Ltd.

# Increased Exposure to Beijing's Strong Retail Market

**Burgeoning middle class, growing disposable income and increasing urbanisation bodes well for retail growth**

**Per Capita Disposable Income in Beijing[1]**


Per Capita Disposable Income (RMB)
25,000
20,000
15,000
10,000
5,000
0
CAGR: +19.7%
6,280
6,860
7,703
8,472
9,422
10,493
19,978
22,071
2000
2001
2002
2003
2004
2005
2006
2007F(2)

**Retail Sales in Beijing[1]**


Retail Sales (RMB billion)
400.0
350.0
300.0
250.0
200.0
150.0
100.0
CAGR: +12.2%
165.9
183.1
200.5
229.7
262.7
290.3
327.5
370.1
2000
2001
2002
2003
2004
2005
2006
2007F(2)

(1) Per Capita Disposable income and Retail Sales of Consumer Products from Beijing Municipal Bureau of Statistics.
(2) 2007F is annualised from available nine month statistics.

CapitaRetail China Trust

# Competitive Capital Management

**Reduced Aggregate leverage from 31.0% to 28.7% provides funding flexibility to undertake future acquisitions and asset enhancements**

**Post-acquisition Debt Capacity (1)**



Max. Aggregate
Leverage Limit:
35.0%(2)
Additional Debt capacity of S$74.7mil
31.0%
28.7%
Pre-Acquisition
Post-Acquisition


**Post-acquisition Debt Maturity Profile (1)**



Anzhen - Secured (Variable Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Variable Rate)
338
Variable Rate 52.6%
Fixed Rate 47.4%
19.1
160
88
71
Total Borrowings
2007
2008
2009
2010
2011
(in S$ millions)


Notes:
(1) Based on CRCT's latest unaudited financial statements as at 30 September 2007.
(2) Code on Collective Investment Schemes - Property Funds Guidelines Aggregate Leverage Limit (assuming no credit rating is obtained).



CapitaRetail China Trust

# Increased Exposure to Beijing's Strong Retail Market

**Burgeoning middle class, growing disposable income and increasing urbanisation bodes well for retail growth**

**Per Capita Disposable Income in Beijing(1)**



Per Capita Disposable Income (RMB)
25,000
20,000
15,000
10,000
5,000
0
CAGR: +19.7%
6,280
6,860
7,703
8,472
9,422
10,493
19,978
22,071
2000
2001
2002
2003
2004
2005
2006
2007F(2)


**Retail Sales in Beijing(1)**



Retail Sales (RMB billion)
400.0
350.0
300.0
250.0
200.0
150.0
100.0
CAGR: +12.2%
165.9
183.1
200.5
229.7
262.7
290.3
327.5
370.1
2000
2001
2002
2003
2004
2005
2006
2007F(2)


(1) Per Capita Disposable income and Retail Sales of Consumer Products from Beijing Municipal Bureau of Statistics.
(2) 2007F is annualised from available nine month statistics.

CapitaRetail China Trust

# Resolution 2 – Ordinary Resolution

## *Proposed Issue of New Units in CRCT*



CapitaRetail
China Trust

# Proposed Financing Structure

**Sources (S$371.3 mil)**

- **Proceeds from Equity Fund Raising of up to S$280 mil**
- \+ **2 year unsecured Term Loan** — **S$88 mil**
- \+ **Units Issued for Acquisition Fee** — **S$3.3 mil**

**Uses (S$371.3 mil)**

- **Total Acquisition Cost** — **S$344 mil**
- \+ **Working Capital and Capex** — **S$27.3 mil**

CapitaRetail China Trust

# Competitive Capital Management

**Reduced Aggregate leverage from 31.0% to 28.7% provides funding flexibility to undertake future acquisitions and asset enhancements**

**Post-acquisition Debt Capacity (1)**


Max. Aggregate
Leverage Limit:
35.0%(2)
Additional Debt capacity of S$74.7mil
31.0%
28.7%
Pre-Acquisition
Post-Acquisition

**Post-acquisition Debt Maturity Profile (1)**


Anzhen - Secured (Variable Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Variable Rate)
338
Variable Rate 52.6%
Fixed Rate 47.4%
19.1
160
88
71
Total Borrowings
2007
2008
2009
2010
2011
(in S$ millions)

Notes:
(1) Based on CRCT's latest unaudited financial statements as at 30 September 2007.
(2) Code on Collective Investment Schemes - Property Funds Guidelines Aggregate Leverage Limit (assuming no credit rating is obtained).



CapitaRetail China Trust

# Resolution 3 – Ordinary Resolution

## *Proposed Placement to the CapitaLand Group*



# Proposed Placement to the CapitaLand Group

## Proposed Placement to the CapitaLand Group

The Manager may issue New Units to the CapitaLand Limited and its subsidiaries (including the Manager) (the "CapitaLand Group") as part of the Equity Fund Raising, provided that such number of New Units is no more than what would be required for the CapitaLand Group to maintain its proportionate unitholding, in percentage terms, at its pre-placement level

## Rationale for Proposed Placement to the CapitaLand Group

- ☑ Size of the unitholding of the CapitaLand Group provides a degree of stability to CRCT as an investment vehicle
- ☑ Align CapitaLand Group's interest with other Unitholders
- ☑ Enhance investors' confidence in CRCT by providing a higher degree of certainty for the successful completion of the Equity Fund Raising

# Resolution 4 – Ordinary Resolution

## *Proposed Placement to CapitaMall Trust*



CapitaRetail China Trust

# Proposed Placement to CapitaMall Trust

## Proposed Placement to CapitaMall Trust

The Manager may issue New Units to CapitaMall Trust, a substantial unitholder, as part of the Equity Fund Raising, provided that such number of New Units is no more than what would be required for CapitaMall Trust to maintain its proportionate unitholding, in percentage terms, at its pre-placement level

## Rationale for Proposed Placement to CapitaMall Trust

- ☑ Size of the unitholding of CapitaMall Trust provides a degree of stability to CRCT as an investment vehicle
- ☑ Align CapitaMall Trust's interest with other Unitholders
- ☑ Enhance investors' confidence in CRCT by providing a higher degree of certainty for the successful completion of the Equity Fund Raising

# Resolution 5 – Ordinary Resolution

## *Proposed Placement to the Directors*



CapitaRetail China Trust

# Proposed Placement to the Directors

## Proposed Placement to the Directors

The Manager may issue New Units to each of the Directors and his/her immediate family members, as part of the Equity Fund Raising, provided that such number of New Units is no more than what would be required for the Directors and his/her immediate family members to maintain his/her proportionate unitholding, in percentage terms, at his/her pre-placement level

## Rationale for Proposed Placement to the Directors

- ☑ A Director of the Manager and his/her immediate family members should be given the opportunity to apply for additional New Units under the Private Placement, if any, as this will further align their interest with other Unitholders

# Resolution 6 – Ordinary Resolution

## *Proposed General Mandate to issue New Units and Convertible Securities*



CapitaRetail China Trust

# Proposed General Mandate to issue New Units and Convertible Securities

## Proposed General Mandate to issue New Units and Convertible Securities

The Manager may issue New Units and Convertible Securities in the financial year ending 31 December 2008, provided that the aggregate number of New Units and Convertible Securities does not exceed 50.0% of the number of Units in issue as at 31 December 2007 (taking into account the New Units to be issued under the Equity Fund Raising and for payment of the Manager's Acquisition Fee); and

Of which the aggregate number of New Unit and Convertible Securities to be issued other than on a pro-rata basis to existing Unitholders shall not be more than 20.0% of the number of Units in issue as at 31 December 2007 (taking into account the New Units to be issued under the Equity Fund Raising and for payment of the Manager's Acquisition Fee)

## Rationale for the General Mandate

- ☑ Provide additional flexibility for further growth through the acquisition of new properties without the time and expense of convening extraordinary general meetings
- ☑ Raise funds more expeditiously and be more responsive in the acquisition of new properties in a competitive environment where timeliness in making bids and making payment for acquisitions is important

# Resolution 7 – Ordinary Resolution
## *Proposed Retention of Wangjing Mall in the Existing Portfolio*



CapitaRetail China Trust

# Proposed Retention of Wangjing Mall

| To seek Unitholders' approval to retain Wangjing Mall if legal title is not issued before 7 Dec 07 | 6 months from passing of Ordinary Resolution |
| --- | --- |

**8 Dec 06 –**
**Listing of CRCT**

**4 Dec 07 –**
**CRCT EGM**

**3 Jun 08 –**
**May exercise put option if legal title is not received**

**The Manager seeks the approval for the retention of Wangjing Mall in the Existing Portfolio. If the legal title for the mall is not issued six months from the passing of Ordinary Resolution on 4 December 2007, CRCT's Trustee may exercise the Wangjing Put Option to require CapitaLand Retail Limited to purchase the mall.**

- Pending formal approval from China's real estate administrative authorities for Wangjing Mall's Title
- Wangjing Mall remains a highly attractive asset
  - Commited occupancy of 99.4% in 3Q2007 versus 89.9% at IPO
  - Attractive NPI yield of 7.2% (1)








ONLY
ESPRIT

Note:
(1) Based on valuation by CB Richard Ellis as at 30 September 2007.

# Proposed Retention of Wangjing Mall

**DPU Impact (1)**

- With 33.2% share of Enlarged Portfolio DPU, Wangjing Mall is a substantial contributor of DPU



33.2%


**NPI Contribution (1)**

- With 24.4% share of Enlarged Portfolio FY2008 NPI, Wangjing Mall is the second largest NPI contributor



24.4%


**Asset Value Contribution (2)**

- With 22.4% share of Enlarged Portfolio asset value, Wangjing Mall is the second largest contributor to asset value



22.4%


(1) For year ending FY2008.
(2) As at 30 September 2007.

■ Wangjing Mall ☐ Other CRCT Malls

CapitaRetail China Trust

# Key Dates and Times



CapitaRetail China Trust

# Key Dates and Times

| | |
|---|---|
| Date and time of the EGM | 4 December 2007 at 10:00 a.m. |
| Commencement of the Equity Fund Raising | If approvals are obtained at the EGM, the Manager will work with the Joint Lead Managers, Bookrunners and Underwriters to determine the most appropriate time (expected to be no later than January 2008) |
| Completion of the Acquisition | Expected to be no later than January 2008 |

# THANK YOU



CapitaRetail China Trust

CapitaLand

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

**ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES**
**(I) CAPITALAND RUSSIA PTE. LTD.**
**(II) CAPITALAND KAZAKHSTAN PTE. LTD.**
**(III) TREASURE HOME INTERNATIONAL LIMITED**

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

| | | | |
|---|---|---|---|
| (I) | Name | : | CapitaLand Russia Pte. Ltd. |
| | Principal Activity | : | Investment Holding |
| | Share Capital | : | S$1 comprising 1 ordinary share |
| | Place of Incorporation | : | Singapore |
| (II) | Name | : | CapitaLand Kazakhstan Pte. Ltd. |
| | Principal Activity | : | Investment Holding |
| | Share Capital | : | S$1 comprising 1 ordinary share |
| | Place of Incorporation | : | Singapore |
| (III) | Name | : | Treasure Home International Limited |
| | Principal Activity | : | Investment Holding |
| | Share Capital | : | US$1 comprising 1 ordinary share of US$1 |
| | Place of Incorporation | : | British Virgin Islands |

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
4 December 2007

| Miscellaneous | |
|---|---|
| * Asterisks denote mandatory information | |

| | |
|---|---|
| Name of Announcer * | CAPITALAND LIMITED |
| Company Registration No. | 198900036N |
| Announcement submitted on behalf of | CAPITALAND LIMITED |
| Announcement is submitted with respect to * | CAPITALAND LIMITED |
| Announcement is submitted by * | Low Sai Choy |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 04-Dec-2007 18:35:07 |
| Announcement No. | 00136 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Statement on Prospects in Vietnam |

Description

During a media briefing in Vietnam today, Mr Liew Mun Leong, President & CEO of CapitaLand Limited, made the following salient points:

1) The Vietnam market presents opportunities for CapitaLand to expand beyond its present serviced apartments and residential businesses to include offices, retail, and integrated leisure, entertainment and conventions (ILEC) developments.

2) There is potential for CapitaLand to double its residential pipeline in Vietnam from the present 2,800 homes to about 6,000 homes in the next three years.

3) For offices, CapitaLand is looking to build Capital Tower equivalents as well as Raffles City developments in Vietnam, provided there are available sites of significant size.

4) For retail, there are opportunities to grow this business as there is a lack of organised retail in Vietnam.

5) For ILEC, CapitaLand is prospecting for sites in Vietnam for this business.

6) When the opportunity arises, CapitaLand will also look into setting up private real estate funds for its businesses in Vietnam.

Overall, as a long-term player, CapitaLand sees tremendous growth potential in Vietnam as it is one of the fastest growing economies in Asia.

**Attachments:**

Total size = **0**
(2048K size limit recommended)

**Close Window**

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CAPITALAND LIMITED |
| Company Registration No. | 198900036N |
| Announcement submitted on behalf of | CAPITALAND LIMITED |
| Announcement is submitted with respect to * | CAPITALAND LIMITED |
| Announcement is submitted by * | Ng Chooi Peng |
| Designation * | Assistant Company Secretary |
| Date & Time of Broadcast | 10-Dec-2007 07:52:26 |
| Announcement No. | 00010 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | The Ascott Group Limited - "Acquisition of associated company" |
| Description | CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information. |
| **Attachments:** | Ascott.Newsrelease.10Dec07.pdf<br>Ascott.Annc.10Dec07.pdf<br>Total size = **435K**<br>(2048K size limit recommended) |

**Close Window**

THE ASCOTT GROUP

A Member of CapitaLand

**THE ASCOTT GROUP LIMITED**
(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

---

## ACQUISITION OF ASSOCIATED COMPANY

---

The Board of Directors of The Ascott Group Limited (the "Company" or "Ascott") wishes to announce that its indirect wholly-owned subsidiary, Ascott (Mauritius) Company Limited has acquired a 49% interest (the "Transaction") in Rattha Citadines Hitec City Aparthotel Private Limited, a company incorporated in India (the "JV Company"). The JV Company owns a site in Hyderabad, India, which will be developed into and operated as a new serviced residence to be named Citadines Hyderabad Hitec City.

The aggregate consideration for the Transaction of INR 407.6 million (approximately S$15.0 million) paid in cash on completion, was agreed on a willing buyer willing seller basis.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the financial year ending 31 December 2007.

By Order of the Board

Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
10 December 2007

**For Immediate Release**

**NEWS RELEASE**

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
( Regn. No: 197900881N )
N°8 Shenton Way #13-01
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
www.the-ascott.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

# ASCOTT ACQUIRES FIFTH SERVICED RESIDENCE IN INDIA

*First international serviced residence company to enter Hyderabad*

***Singapore, 10 December 2007*** – The Ascott Group (Ascott) has signed a joint venture agreement with The Rattha Group (Rattha) to acquire its fifth serviced residence in India. The 218-unit property, to be named Citadines Hyderabad Hitec City, is Ascott's first serviced residence in Hyderabad. Ascott will invest INR 407.6 million (S$15.0 million) to acquire a 49% equity stake in Citadines Hyderabad Hitec City. Rattha will hold the remaining majority stake.

This latest joint venture is part of Ascott's master development agreement signed with Rattha in August 2006. The agreement aims to acquire and develop seven serviced residences with a total of at least 1,000 units in India by 2010.

Ms Jennie Chua, Ascott's President & CEO said: "The addition of Citadines Hyderabad Hitec City puts the Group ahead of the target set out under the agreement with Rattha. Ascott now has five properties with more than 1,100 units under development in Bangalore, Chennai and Hyderabad. We will continue to seek new business opportunities in other cities including New Delhi and Mumbai. Our strategy is to entrench our foothold in India as a first-mover by leveraging on the growing demand for quality-class serviced residences across India's first tier and emerging cities."

Mr Chong Kee Hiong, Ascott's Deputy CEO (Finance & Investment) said: "We see tremendous growth opportunities in Hyderabad as it is a vibrant business city and there is currently no international serviced residence operator there. Citadines Hyderabad Hitec City will be in the heart of Hitec City, a major technology township where the Hyderabad International Convention Centre is located. It will also be close to numerous office buildings, IT parks and multinational companies. When completed, the serviced residence will be poised to tap into the rising accommodation needs of business travellers, in particular those from the IT and biotechnology industries."

Citadines Hyderabad Hitec City is targeted to open in the first half of 2010. With this latest addition, Ascott will have a total of 1,178 serviced residence units in five properties under development in India. The other four properties are Somerset Whitefield, Bangalore, Citadines Chennai Boulevard, Citadines Chennai OMR Gateway and Somerset Greenways, Chennai. These serviced residences are slated to open between 2008 and 2009.

## About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator with close to 14,000 operating serviced residence units in key cities of Asia

Pacific, Europe and the Gulf region, as well as more than 5,500 units which are under development, making a total of over 19,500 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 54 cities in 23 countries, 12 of which are cities where Ascott's serviced residences are being newly developed.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust, in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Business Traveller China Awards 2007 'Best Serviced Residence Brand', World Travel Awards 2007 'Australasia's Leading Hotel' and 'New Zealand's Leading Hotel', TTG Travel Awards 2007 'Best Serviced Residence Operator', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence', and Forbes China 2008 'China's Best Serviced Apartments'. For a full list of awards, please visit http://www.theascottgroup.com/aboutus/awards

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit
http://www.theascottgroup.com/aboutus/group_directory.html

---

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

**For more information, please contact:**

**Media**
Celina Low, Vice President, Corporate Communications
Tel: (65) 6500 3399 HP: (65) 9682 5458 Email: celina.low@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6500 3404 HP: (65) 9362 7652 Email: foo.siewshyan@the-ascott.com

**Analyst**
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 HP: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

######

CapitaLand

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

### INCREASE IN REGISTERED CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CHENGDU RAFFLES INDUSTRY CO., LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Chengdu Raffles Industry Co., Ltd. ("Chengdu Raffles") has increased its registered capital from US$50 million to US$70 million (the "Share Increase").

The Share Increase is by way of a cash injection by Chengdu Raffles' sole shareholder, Calderdale Pte. Ltd., another indirect wholly-owned subsidiary of CapitaLand.

CapitaLand's interest in Chengdu Raffles remains unchanged at 100% after the Share Increase.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 December 2007

**Print this page**

| **Miscellaneous** |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CAPITALAND LIMITED |
| Company Registration No. | 198900036N |
| Announcement submitted on behalf of | CAPITALAND LIMITED |
| Announcement is submitted with respect to * | CAPITALAND LIMITED |
| Announcement is submitted by * | Ng Chooi Peng |
| Designation * | Assistant Company Secretary |
| Date & Time of Broadcast | 12-Dec-2007 18:32:01 |
| Announcement No. | 00081 |

| **>> Announcement Details** |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | CapitaMall Trust - "Issuance of S$150,000,000 3.02 per cent. fixed rate notes due 2008 pursuant to the S$1,000,000,000 multicurrency medium term note programme" |
| Description | CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information. |
| **Attachments:** | CMT.Annc.MTN.Pgm.12Dec07.pdf<br>Total size = **58K**<br>(2048K size limit recommended) |

**Close Window**

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

# ISSUANCE OF S$150,000,000 3.02 PER CENT. FIXED RATE NOTES DUE 2008 PURSUANT TO THE S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**"), wishes to announce that CMT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CMT) (the "**CMT Trustee**"), has issued S$150,000,000 3.02 per cent. Fixed Rate Notes Due 2008 (the "**Notes**"). The Notes are issued under the S$1,000,000,000 Multicurrency Medium Term Note Programme established by the Issuer on 16 April 2007. DBS Bank Ltd. has been appointed as dealer of the Notes.

The Notes will mature on 12 December 2008 and will bear an interest rate of 3.02 per cent. per annum payable semi-annually in arrears.

The Issuer will lend the proceeds from the issuance of the Notes to the CMT Trustee, who will in turn use such proceeds to refinance short term borrowings and to finance asset enhancement works.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
12 December 2007

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

**INCREASE IN REGISTERED CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND (CHINA) INVESTMENT CO., LTD.**

---

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (China) Investment Co., Ltd ("CCIC") has increased its registered capital from US$50 million to US$74.3 million (the "Share Increase").

The Share Increase is by way of a cash injection by CCIC's sole shareholder, CapitaLand China Holdings Pte Ltd, another indirect wholly-owned subsidiary of CapitaLand.

CapitaLand's interest in CCIC remains unchanged at 100% after the Share Increase.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
13 December 2007

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CAPITALAND LIMITED |
| Company Registration No. | 198900036N |
| Announcement submitted on behalf of | CAPITALAND LIMITED |
| Announcement is submitted with respect to * | CAPITALAND LIMITED |
| Announcement is submitted by * | Ng Chooi Peng |
| Designation * | Assistant Company Secretary |
| Date & Time of Broadcast | 14-Dec-2007 18:11:54 |
| Announcement No. | 00119 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | CapitaRetail China Trust - "Transfer of indirect wholly-owned subsidiary company, CapitaRetail Real Estate (Zhengzhou) Co., Ltd" |
| Description | CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information. |
| **Attachments:** | CRCT.Annc.14Dec07.pdf<br>Total size = **84K**<br>(2048K size limit recommended) |

**Close Window**

CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

**ANNOUNCEMENT**

---

**TRANSFER OF INDIRECT WHOLLY-OWNED SUBSIDIARY COMPANY,**
**凯德商用房地产(郑州)有限公司**
**(CAPITARETAIL REAL ESTATE (ZHENGZHOU) CO., LTD)**

---

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**"), wishes to announce that in accordance with the share purchase agreement dated 8 November 2006 made between CapitaLand Retail China Pte. Ltd. and HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT, CRCT's wholly-owned subsidiary, CapitaRetail China Investments (B) Alpha Pte. Ltd. has divested its entire stake in 凯德商用房地产(郑州)有限公司 (CapitaRetail Real Estate (Zhengzhou) Co., Ltd), which has been dormant, for a nominal consideration of USD1/- to CapitaRetail China Investments N5 (HK) Limited, which is a nominee of CapitaLand Retail China Pte. Ltd.

Following the transfer, 凯德商用房地产(郑州)有限公司 (CapitaRetail Real Estate (Zhengzhou) Co., Ltd) ceased to be an indirect wholly-owned subsidiary of CRCT.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of CRCT for the financial year ending 31 December 2007.

By Order of the Board
CapitaRetail China Trust Management Limited
(Company registration no. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
14 December 2007

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

**INTEREST ON S$1,000,000,000 2.95 PER CENT. CONVERTIBLE BONDS DUE 2022**

---

CapitaLand Limited ("CapitaLand") wishes to announce that the first interest payment (the "Interest Payment") on the S$1,000,000,000 principal amount of convertible bonds due 2022 (the "Convertible Bonds"), convertible into new ordinary shares in the capital of CapitaLand, shall be made on 21 December 2007 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 2.95 per cent. per annum, payable semi-annually in arrear on 20 June and 20 December in each year (each an "Interest Payment Date"), commencing 20 June 2007. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the bondholder shown on the Register at the close of business on the 10th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date at the bondholder's own risk and, if mailed at the request at the bondholder otherwise than by ordinary mail, at the bondholder's own expense.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
14 December 2007

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

### INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF WHOLLY-OWNED SUBSIDIARY, CAPITALAND GCC HOLDINGS PTE. LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand GCC Holdings Pte. Ltd. has increased its issued and paid-up share capital from S$1 to S$10,000,000 (the "Share Increase") by allotting and issuing 9,999,999 new ordinary shares to CapitaLand for a cash consideration of S$9,999,999.

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
14 December 2007

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

### ACQUISITION OF 90% STAKE IN BEIJING RISING HARMONY REAL ESTATE DEVELOPMENT CO., LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (Tianjin) Co., Ltd. has acquired 90% stake in Beijing Rising Harmony Real Estate Development Co., Ltd. ("Beijing Rising Harmony") for a total cash consideration of RMB9 million (approximately S$1.76 million) (the "Acquisition").

Beijing Rising Harmony, a company incorporated in the People's Republic of China, owns the right to develop a residential site in Changping District, Beijing. Its principal activity is that of real estate development, sales and property management. The existing registered capital of Beijing Rising Harmony is RMB10 million (approximately S$1.96 million). Its net tangible asset value was negative at RMB1.4 million (approximately S$0.27 million) based on its latest management accounts as at 31 October 2007.

Following the Acquisition, Beijing Rising Harmony has become an indirect subsidiary of CapitaLand.

The remaining 10% stake in Beijing Rising Harmony is held by a party unrelated to CapitaLand.

The Acquisition is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
14 December 2007

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

### ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY SHANGHAI CAPITALAND XIN CHUANG REAL ESTATE DEVELOPMENT CO., LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

| | | |
|---|---|---|
| Name | : | Shanghai CapitaLand Xin Chuang Real Estate Development Co., Ltd. |
| Principal Activity | : | Real Estate Development and Property Management |
| Registered Capital | : | USD82.5 million |

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 December 2007

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CAPITALAND LIMITED |
| Company Registration No. | 198900036N |
| Announcement submitted on behalf of | CAPITALAND LIMITED |
| Announcement is submitted with respect to * | CAPITALAND LIMITED |
| Announcement is submitted by * | Ng Chooi Peng |
| Designation * | Assistant Company Secretary |
| Date & Time of Broadcast | 18-Dec-2007 19:15:56 |
| Announcement No. | 00102 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Ascott Residence Trust - "Completion of the acquisition of 18 rental housing properties in Tokyo, Japan" |
| Description | CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information. |
| **Attachments:** | ART.ProjectZenithCompletion.18Dec07.pdf<br>Total size = **134K**<br>(2048K size limit recommended) |

**Close Window**

ASCOTT
RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

## ANNOUNCEMENT

## COMPLETION OF THE ACQUISITION OF 18 RENTAL HOUSING PROPERTIES IN TOKYO, JAPAN

On 12 November 2007, the Board of Directors of Ascott Residence Trust Management Limited ("ARTML"), as Manager of Ascott Residence Trust ("ART"), announced that DBS Trustee Ltd, as Trustee of ART, has entered into a conditional sale & purchase agreement for the acquisition (the "Acquisition") of 18 freehold rental housing properties located across 8 wards in Tokyo, Japan at a consideration of ¥12,200,000,000 (S$158,600,000).

ARTML is pleased to announce that the Acquisition was completed on 18 December 2007.

By Order of the Board

Ascott Residence Trust Management Limited

(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Kang Siew Fong/ Lam Chee Kin

Joint Company Secretaries

Singapore, 18 December 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

**ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES**
**(I) ISHA INVESTMENTS (MAURITIUS) LIMITED**
**(II) PINNACLE ONE LIMITED**
**(III) PINNACLE TWO LIMITED**
**(IV) PINNACLE THREE LIMITED**
**(V) PINNACLE FOUR LIMITED**
**(VI) PINNACLE FIVE LIMITED**
**(VII) PINNACLE SIX LIMITED**
**(VIII) PINNACLE SEVEN LIMITED**

---

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Mauritius:

| | | | |
|---|---|---|---|
| (I) | Name | : | Isha Investments (Mauritius) Limited |
| | Principal Activity | : | Investment holding |
| | Stated Capital | : | S$8 comprising 8 ordinary shares of no par value |
| (II) | Name | : | Pinnacle One Limited |
| | Principal Activity | : | Investment holding |
| | Stated Capital | : | S$2 comprising 2 ordinary shares of no par value |
| (III) | Name | : | Pinnacle Two Limited |
| | Principal Activity | : | Investment holding |
| | Stated Capital | : | S$2 comprising 2 ordinary shares of no par value |
| (IV) | Name | : | Pinnacle Three Limited |
| | Principal Activity | : | Investment holding |
| | Stated Capital | : | S$2 comprising 2 ordinary shares of no par value |
| (V) | Name | : | Pinnacle Four Limited |
| | Principal Activity | : | Investment holding |
| | Stated Capital | : | S$2 comprising 2 ordinary shares of no par value |

| | | | |
|---|---|---|---|
| (VI) | Name | : | Pinnacle Five Limited |
| | Principal Activity | : | Investment holding |
| | Stated Capital | : | S$2 comprising 2 ordinary shares of no par value |
| (VII) | Name | : | Pinnacle Six Limited |
| | Principal Activity | : | Investment holding |
| | Stated Capital | : | S$2 comprising 2 ordinary shares of no par value |
| (VIII) | Name | : | Pinnacle Seven Limited |
| | Principal Activity | : | Investment holding |
| | Stated Capital | : | S$2 comprising 2 ordinary shares of no par value |

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 December 2007

CapitaLand

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

**CENTRAL HILL LIMITED**
**COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION**

---

CapitaLand Limited ("CapitaLand") wishes to announce that Central Hill Limited ("Central Hill"), its dormant indirect subsidiary incorporated in Hong Kong, has been placed under members' voluntary liquidation.

The voluntary liquidation of Central Hill is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 December 2007

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

**TRANSFER OF WHOLLY-OWNED SUBSIDIARY,
MUTUAL STREAMS SDN. BHD. AND
SUBSCRIPTION TO SUBORDINATED CLASS C MEDIUM TERM NOTES**

---

Further to its news release dated 16 August 2007, CapitaLand Limited ("CapitaLand") wishes to announce that the acquisition by its wholly-owned subsidiary, Mutual Streams Sdn. Bhd. ("MSSB") of MINES Shopping Fair (the "Mines"), a retail mall which is part of the MINES Resort City in Selangor, Malaysia will be undertaken through the subscription of an asset-based securitisation (the "Securitisation").

To effect the Securitisation, CapitaLand, through another wholly-owned subsidiary, Pronto Investment One Pte. Ltd. ("PIO"), has completed the transfer (the "Transfer") of its entire equity interest (comprising two ordinary shares) in MSSB to EQ Secretaries Sdn Bhd, a Malaysian trustee, for a cash consideration of RM2 (approximately S$0.87). Following the Transfer, MSSB has ceased to be a wholly-owned subsidiary of CapitaLand.

Pursuant to the Securitisation, MSSB, the special purpose vehicle for the Securitisation, has issued Subordinated Class C Medium Term Notes in a principal amount of RM260 million (approximately S$112 million) which have been fully subscribed to by PIO. MSSB has also issued Senior Class A Notes and Senior Class B Notes in an aggregate principal amount of RM175 million (approximately S$75 million) which have been fully subscribed to by Malaysian financial institutions.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
21 December 2007

CapitaLand

**For Immediate Release**
**21 December 2007**

**NEWS RELEASE**

## Strata Titles Board's approval obtained for the en-bloc purchase of Gillman Heights Condominium

***Singapore, 21 December, 2007*** – CapitaLand Limited is pleased to be notified by the Vendor's solicitors that the en-bloc purchase of Gillman Heights Condominium has been approved by the Strata Titles Board on 21 December 2007.

Gillman Heights Condominium, located along Alexandra Road, sits on a 836,432-square feet, 99-year leasehold site. CapitaLand looks forward to developing the site into a distinctive residential landmark with approximately 1,200 homes set amidst sprawling landscaped gardens.

The acquisition of Gillman Heights Condominium by CapitaLand is through a joint venture company with HPL Orchard Place Pte Ltd and two private funds.

---

**Issued by:** **CapitaLand Limited** *(Co. Regn: 198900036N)*
**Date:** **21 December 2007**

***Media Contact***
Nicole Neo, Communications
DID: (65) 6823 3218
Email: nicole.neo@capitaland.com

***Analyst Contact***
Jonathan Kuah, Investor Relations
DID: (65) 6823 3253
Email: jonathan.kuah@capitaland.com

CapitaLand

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

### SALE OF XIAMEN HUITENG PROPERTIES CO., LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Huaten Investment & Development Pte Ltd, has completed the sale (the "Sale") of its entire 50% stake in Xiamen Huiteng Properties Co., Ltd. ("Huiteng") to Xiamen Baicheng Investment Co., Ltd., a party unrelated to CapitaLand.

The aggregate cash consideration for the Sale is RMB52.1 million (approximately S$10.4 million) and was arrived at on a willing-buyer willing-seller basis.

CapitaLand Group's carrying value of the Sale based on the management accounts of Huiteng as at 31 August 2007 is S$10.4 million.

Following the Sale, Huiteng has ceased to be an associated company of CapitaLand.

The Sale is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
21 December 2007

CapitaLand

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

### ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY GAIN 888 INVESTMENTS PTE. LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

| | | |
|---|---|---|
| Name | : | Gain 888 Investments Pte. Ltd. |
| Principal Activity | : | Investment Holding |
| Share Capital | : | S$1 comprising 1 ordinary share |

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
24 December 2007

| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CAPITALAND LIMITED |
| Company Registration No. | 198900036N |
| Announcement submitted on behalf of | CAPITALAND LIMITED |
| Announcement is submitted with respect to * | CAPITALAND LIMITED |
| Announcement is submitted by * | Low Sai Choy |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 24-Dec-2007 12:38:04 |
| Announcement No. | 00028 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Australand - "Letter to Security Holders - Annual Report Legislation Change" |
| Description | CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information. |
| **Attachments:** | Australand.annc.24Dec07.pdf<br>Total size = **328K**<br>(2048K size limit recommended) |

**Close Window**

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

**ASX ANNOUNCEMENT**
**ASX CODE: ALZ**

24 December 2007

**LETTER TO SECURITY HOLDERS - ANNUAL REPORT LEGISLATION CHANGE**

As per Listing Rule 3.17, a letter is being mailed to security holders over the next few days and is attached for release to the market. This letter requests security holders to advise if they wish to receive a printed copy of the Annual Report.

**Issued by:**

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

AUSTRALAND

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130)
AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)
AUSTRALAND INVESTMENTS LIMITED (ABN 12 086 673 092; AFS LICENCE NO. 228837)
AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST NO.4 (ARSN 108 254 413) AND
AUSTRALAND PROPERTY TRUST NO.5 (ARSN 108 254 771)

**INVESTOR CENTRE**
www.investorcentre.com/au

**FOR ALL ENQUIRIES CALL:**
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

**ALL CORRESPONDENCE TO:**
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Facsimile +61 3 9473 2500

000001
000
ALZRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

24 December 2007

# IMPORTANT NOTICE

The default option for receiving your Annual Report has changed from a printed copy to be via our website. You have the choice of receiving notification about accessing your Annual Report online or continuing to receive a printed Annual Report.

**MAKE YOUR SELECTION ON THE BACK OF THIS FORM**

Dear Security Holder,

## ANNUAL REPORT LEGISLATION CHANGE

Recent amendments to the Corporations Act have changed the obligations of companies regarding the provision of Annual Reports to security holders.

Under the new regime introduced by the Act, Australand will no longer automatically mail the Annual Report to security holders. Instead Australand will make the Annual Report available on its website and will inform security holders of when and where to access the Annual Report when the Notice of Annual General Meeting is issued.

## WHAT ARE YOUR OPTIONS?

OPTION 1 @ Elect to receive all security holder communications electronically.

OPTION 2 Elect to continue receiving, free of charge, a printed copy of the Annual Report.

If you take no action, information on accessing your online Annual Report will be provided in your AGM mail pack.

If you have any queries regarding your security holding or in relation to the new system for distribution of Annual Reports please contact Australand's Share Registrar, Computershare Limited, on 1300 850 505, or from outside Australia on 61 3 9415 4000.

Yours sincerely

**Bev Booker**
Company Secretary

# YOUR ANNUAL REPORT OPTIONS

OPTION 1

## Elect to receive all security holder communications electronically

By providing your email address you will no longer receive paper copies of Annual Reports or any other security holder document available electronically. Instead you will receive emails advising you when and how to access these documents online.

**Please enter your email address below** and send this form back in the enclosed reply paid envelope.

@

Please provide your mobile phone number in the event we need to contact you about your security holding

**OR**

**visit www.investorcentre.com/au** and provide your email address. If you are new to the Investor Centre website, simply click 'Register Now' and enter the security information provided below.

**SRN/HIN:**

**POST CODE:** 3030

FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

**Investor Centre provides you with a complete range of security holder services**

- ☑ Check the value of your security holding and review your transaction history.
- ☑ Update your security holding information online.
- ☑ Manage all your security holdings with a free Investor Centre Portfolio registration.

OPTION 2

## Elect to continue receiving free of charge, a printed copy of the Annual Report

To receive a printed copy of the Annual Report please mark the Annual Report box below and send this letter back to us in the enclosed reply paid envelope.

☐ **ANNUAL REPORT**
Receive Annual Report with detailed financial, remuneration and governance information.

**If you take no action, information on accessing your Annual Report online will be provided in your AGM mail pack.**

000001 000 ALZRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I ND

Computershare

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

# ANNOUNCEMENT

---

## ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY CAPITALAND RESIDENTIAL MANAGEMENT CONSULTANCY PTE. LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

| | | |
|---|---|---|
| Name | : | CapitaLand Residential Management Consultancy Pte. Ltd. |
| Principal Activity | : | Real Estate Consultancy Services |
| Share Capital | : | S$2 comprising 2 ordinary shares |

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 December 2007

CapitaLand

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

### INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF AUGITE PTE. LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce that its 50% owned associated company, Augite Pte. Ltd. ("Augite") has increased its issued and paid-up share capital from S$2 to S$1,000,000 (the "Share Increase") by an allotment and issue of 999,998 new ordinary shares (the "New Shares").

CapitaLand's indirect wholly-owned subsidiary, CRL Realty Pte Ltd, has subscribed for and been allotted 499,999 New Shares (the "Subscription") for a cash consideration of S$499,999. The remaining 499,999 New Shares were subscribed by Wachovia Development Corporation, a party unrelated to CapitaLand, for a cash consideration of S$499,999.

Following the Share Increase and Subscription, CapitaLand's interest in Augite remains at 50% comprising 500,000 ordinary shares.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
27 December 2007

CapitaLand

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

**COMPANIES IN MEMBERS' VOLUNTARY LIQUIDATION**
**(I) HUTENG INVESTMENT (SHANGHAI) PTE LTD**
**(II) PRASIOLITE PTE LTD**
**(III) THOMSON PLAZA (PRIVATE) LIMITED**
**(IV) HUA RUI INVESTMENTS LIMITED**

---

CapitaLand Limited ("CapitaLand") wishes to announce that the following dormant indirect wholly-owned subsidiaries have been placed under members' voluntary liquidation:

(I) Huteng Investment (Shanghai) Pte Ltd, incorporated in Singapore
(II) Prasiolite Pte Ltd, incorporated in Singapore
(III) Thomson Plaza (Private) Limited, incorporated in Singapore
(IV) Hua Rui Investments Limited, incorporated in Hong Kong

The voluntary liquidation of the above companies is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Company Secretary
27 December 2007

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

**ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY**
**凯茂(北京)投资咨询有限公司**
**KAIMAO (BEIJING) INVESTMENT & CONSULTING CO., LTD**

---

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

| | | |
|---|---|---|
| Name | : | 凯茂(北京)投资咨询有限公司<br>KaiMao (Beijing) Investment & Consulting Co., Ltd |
| Principal Activity | : | Property Management and Consultancy |
| Registered Capital | : | USD10,000,000 |

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
27 December 2007

CapitaLand

# CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

## ANNOUNCEMENT

---

### ESTABLISHMENT OF INDIRECT SUBSIDIARY BEIJING XIN XU REAL ESTATE DEVELOPMENT CO., LTD.

---

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect subsidiary incorporated in The People's Republic of China:

| | | |
|---|---|---|
| Name | : | Beijing Xin Xu Real Estate Development Co., Ltd. ("Beijing Xin Xu") |
| Principal Activity | : | Property Development and Management |
| Registered Capital | : | RMB550 million |

Beijing Xin Xu is 100% owned by Shanghai Xin Xu Property Development Co., Ltd. which is 99% owned by CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 December 2007

| **Miscellaneous** |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CAPITALAND LIMITED |
| Company Registration No. | 198900036N |
| Announcement submitted on behalf of | CAPITALAND LIMITED |
| Announcement is submitted with respect to * | CAPITALAND LIMITED |
| Announcement is submitted by * | Ng Chooi Peng |
| Designation * | Assistant Company Secretary |
| Date & Time of Broadcast | 31-Dec-2007 08:21:42 |
| Announcement No. | 00008 |

| **>> Announcement Details** |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | CapitaMall Trust - "Presentation Slide - Debt Capital Information as at 30 December 2007 (including 40% share in RCS Trust and 100% share in CRS)" |
| Description | CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, had on 30 December 2007 issued an announcement on the above matter, as attached for information. |
| **Attachments:** | CMT.DebtProfile.4Q2007.30Dec07.pdf<br>Total size = **17K**<br>(2048K size limit recommended) |

**Close Window**

# Debt Capital Information as at 30 December 2007 (including 40% share in RCS Trust and 100% share in CRS)



Debt Maturity Profile
Commercial Mortgage Back Security ("CMBS") under Silver Maple
CMBS under Silver Oak to part finance the 40% share of the Raffles City acquisition
Class A – D Bonds and RCF of CRS
Fixed Rate Notes due December 2008 issued under CMT MTN Pte. Ltd.
S$ million
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
312.8
15.2%
150.0
7.3%
335.0
16.3%
125.0
6.1%
346.4 2
16.9%
783.0
38.2%
433.0
21.1%
350.0
17.1%
2008
2008
2009
2010
2011
2012


1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.
2. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.

## Key Statistics

**CMT (excluding 40% share in RCS Trust and 100% share in CRS)**

| | |
|---|---|
| Interest Cover | 5.3 times |
| Average Cost of Debt | 3.2% |
| Debt Rating | " AAA " |
| CMT's Corporate Rating[1] | " A2 " |

**CMT Group (including 40% share in RCS Trust and 100% share in CRS)**

| | |
|---|---|
| Gearing Ratio | 34.6% |
| Average Cost of Debt | 3.5% |

END